EXHIBIT 21

Subsidiaries

The following is as of June 30, 2007:

Name of Subsidiary	Jurisdiction

Media Sciences, Inc.	New Jersey
wholly owned
Cadapult Graphic Systems, Inc.	New Jersey
wholly owned
Media Sciences UK Limited	England & Wales
wholly owned
MSIA, LLC	Delaware
wholly owned by Media Sciences, Inc.
Media Sciences Trading, Ltd.	Bermuda
wholly owned by Media Sciences, Inc.